Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112080

PROSPECTUS

1,000,000 Shares

LYNX THERAPEUTICS, INC.

Common Stock

     The selling stockholders listed beginning on page 9 are offering up to 1,000,000 shares of Lynx Therapeutics, Inc. common stock, which includes 200,000 shares of common stock issuable to the selling stockholders upon the exercise of warrants to purchase common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock trades on the Nasdaq SmallCap Market under the trading symbol LYNX. On February 6, 2004, the last reported sale price of our common stock was $5.32 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 11 for more information about how the selling stockholders may sell their shares of common stock. We will not be paying any underwriting discounts or commissions in this offering.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 1.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

February 9, 2004.

LYNX
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT LYNX AND THIS OFFERING
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

-i-

LYNX

     We believe that Lynx Therapeutics, Inc. (“Lynx” or the “Company”) is a leader in the development and application of novel genomics analysis solutions that provide comprehensive and quantitative digital gene expression information important to modern systems biology research in the pharmaceutical, biotechnology and agricultural industries. These solutions are based on Megaclone and Massively Parallel Signature Sequencing, or MPSSTM, Lynx’s unique and proprietary cloning and sequencing technologies. Gene expression refers to the number of genes and the extent a cell or tissue expresses those genes, and represents a way to move beyond DNA sequence data to understand the function of genes, the proteins that they encode and the role they play in health and disease. Systems biology is an approach in which researchers seek to gain a complete molecular understanding of biological systems in health and disease.

     Lynx was incorporated in Delaware in February 1992. Our executive offices are located at 25861 Industrial Boulevard, Hayward, California 94545, and our telephone number is (510) 670-9300.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline and you may lose all or part of your investment.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

     We have incurred net losses each year since our inception in 1992, including net losses of approximately $5.0 million for the nine months ended September 30, 2003, and $15.5 million in 2002. As of September 30, 2003, we had an accumulated deficit of approximately $104 million. Net losses may continue for at least the next several years. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in our revenues and on the level of our expenses. Our research and development expenditures and general and administrative costs have exceeded our revenues to date. Research and development expenses may increase due to spending for ongoing technology development and implementation, as well as new applications. We will need to generate significant additional revenues to achieve profitability. Even if we do increase our revenues and achieve profitability, we may not be able to sustain profitability.

     Our ability to generate revenues and achieve profitability depends on many factors, including:

•	our ability to continue existing customer relationships and enter into additional corporate collaborations and agreements;

•	our ability to expand the scope of our products and services into new areas of pharmaceutical, biotechnology and agricultural research;

•	our customers’ and collaborators’ abilities to develop diagnostic, therapeutic and other commercial products from the application of our technologies; and

•	the successful clinical testing, regulatory approval and commercialization of such products by our customers and collaborators.

     The time required to reach profitability is highly uncertain. We may not achieve profitability on a sustained basis, if at all.

We will need additional funds in the future, which may not be available to us.

We have invested significant capital in our scientific and business development activities. Our future capital requirements will be substantial as we conduct our operations, and will depend on many factors including:

•	the progress and scope of our research and development projects;

•	payments received under our customer, license and collaborative agreements;

•	our ability to establish and maintain customer, license and collaborative arrangements;

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•	the progress of the development and commercialization efforts under our customer, license and collaborative agreements;

•	the costs associated with obtaining access to biological samples and related information; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

     We have experienced losses since our inception, including a net loss of $5.0 million for the nine months ended September 30, 2003. Net losses may continue for at least the next several years as we proceed with the commercialization and additional development of our technologies. The size of these losses will depend on the rate of growth, if any, in our revenues and on the level of our expenses. Our cash and cash equivalents have decreased from the $11.7 million as of December 31, 2002. As of September 30, 2003, our cash and cash equivalents consisted of $5.4 million in unrestricted cash and restricted cash of $0.9 million. We will require additional funding to continue our business activities in 2004, and believe that sufficient funding will be available to meet our projected operating and capital requirements through at least December 31, 2004. We are considering various options, which include securing additional equity financing and obtaining new collaborators and customers. If we raise additional capital by issuing equity or convertible debt securities, our existing stockholders may experience substantial dilution. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If we are unable to secure additional financing on reasonable terms, or are unable to generate sufficient new sources of revenue through arrangements with customers, collaborators and licensees, we will be forced to take substantial restructuring actions, which may include significantly reducing our anticipated level of expenditures, the sale of some or all of our assets, or obtaining funds by entering into financing or collaborative agreements on unattractive terms, or we will not be able to fund operations.

Our technologies are new and unproven and may not allow our customers, collaborators or us to identify genes, proteins or targets for drug discovery.

     You must evaluate us in light of the uncertainties and complexities affecting an early stage genomics company. Our technologies are new and unproven. The application of these technologies is in too early a stage to determine whether it can be successfully implemented. These technologies assume that information about gene expression and gene sequences may enable scientists to better understand complex biological processes. Our technologies also depend on the successful integration of independent technologies, each of which has its own development risks. Relatively few therapeutic products based on gene discoveries have been successfully developed and commercialized. Our technologies may not enable our customers, collaborators or us to identify genes, proteins or targets for drug discovery. To date, neither our customers nor we have identified any targets for drug discovery based on our technologies.

We are dependent on our customers and collaborators and will need to find additional customers and collaborators in the future to develop and commercialize diagnostic or therapeutic products.

     Our strategy for the development and commercialization of our technologies and potential products includes entering into collaborations, customer agreements or licensing arrangements with pharmaceutical, biotechnology and agricultural companies and research institutes. We do not have the resources to develop or commercialize diagnostic or therapeutic products on our own. If we cannot negotiate additional collaborative arrangements or contracts on acceptable terms, or at all, or such collaborations or relationships are not successful, we may never become profitable.

     We have derived substantially all of our revenues from corporate collaborations, customer agreements and licensing arrangements. Revenues from such agreements depend upon continuation of the related relationships, our performance of genomics discovery services, the achievement of milestones and royalties derived from future products developed from our research and technologies. To date, we have received, and expect to continue to receive in the future, a significant portion of our revenues from a small number of collaborators, customers and licensees.

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	Nine Months Ended September 30,		Year Ended December 31,

	2003	2002	2002

Takara Bio Inc.	43%	12%	16%
E.I. DuPont de Nemours and Company	24%	37%	32%
BASF AG	16%	4%	11%
Bayer CropScience	5%	14%	14%
Geron Corporation	—	20%	15%

     If we fail to perform genomics discovery services or successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the revenues contemplated under such agreements. If our collaborators, customers or licensees do not renew existing agreements, we lose one of these collaborators, customers or licensees, we do not attract new collaborators, customers or licensees or we are unable to enter into new collaborative, customer or license agreements on commercially acceptable terms, our revenues may decrease, and our activities may fail to lead to commercialized products.

     Our dependence on collaborations with third parties subjects us to a number of risks. We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their obligations thereunder. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or may fail to devote sufficient resources to the development, manufacture, marketing or sale of such products. While we do not currently compete directly with any of our customers and collaborators, some of our customers and collaborators could become our competitors in the future if they internally develop DNA analysis technologies or if they acquire other genomics companies and move into the genomics industry. We will not earn the revenues contemplated under our customer and collaborative arrangements, if our customers and collaborators:

•	do not develop commercially successful products using our technologies;

•	develop competing products;

•	preclude us from entering into collaborations with their competitors;

•	fail to obtain necessary regulatory approvals; or

•	terminate their agreements with us.

We depend on a single supplier to manufacture flow cells used in our MPSS technology.

     Flow cells are glass plates that are micromachined, or fabricated to very precise, small dimensions, to create a grooved chamber for immobilizing micro-beads in a planar microarray, which is a two-dimensional, dense ordered array of DNA samples. We use flow cells in our MPSS technology. We currently purchase the flow cells used in our MPSS technology from a single supplier, although the flow cells are potentially available from multiple suppliers. While we believe that alternative suppliers for flow cells exist, identifying and qualifying new suppliers could be an expensive and time-consuming process. Our reliance on outside vendors involves several risks, including:

•	the inability to obtain an adequate supply of required components due to manufacturing capacity constraints, a discontinuance of a product by a third-party manufacturer or other supply constraints;

•	reduced control over quality and pricing of components; and

•	delays and long lead times in receiving materials from vendors.

We operate in an intensely competitive industry with rapidly evolving technologies, and our competitors may develop products and technologies that make ours obsolete.

     The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of genomics research is a rapidly evolving field. Competition among entities attempting to identify genes and proteins associated with specific diseases and to develop products based on such discoveries is intense. Many of our competitors have substantially greater research and product development capabilities and financial, scientific and marketing resources than we do.

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     We face, and will continue to face, competition from pharmaceutical, biotechnology and agricultural companies, as well as academic research institutions, clinical reference laboratories and government agencies. Some of our competitors, such as Affymetrix, Inc., Celera Genomics Group, Incyte Genomics, Inc., Gene Logic, Inc., and Genome Therapeutics Corporation may be:

•	attempting to identify and patent randomly sequenced genes and gene fragments and proteins;

•	pursuing a gene identification, characterization and product development strategy based on positional cloning, which uses disease inheritance patterns to isolate the genes that are linked to the transmission of disease from one generation to the next; and

•	using a variety of different gene and protein expression analysis methodologies, including the use of chip-based systems, to attempt to identify disease-related genes and proteins.

     In addition, numerous pharmaceutical, biotechnology and agricultural companies are developing genomics research programs, either alone or in partnership with our competitors. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may make our technologies and future products obsolete.

     Any products developed through our technologies will compete in highly competitive markets. Our competitors may be more effective at using their technologies to develop commercial products. Further, our competitors may obtain intellectual property rights that would limit the use of our technologies or the commercialization of diagnostic or therapeutic products using our technologies. As a result, our competitors’ products or technologies may render our technologies and products, and those of our collaborators, obsolete or noncompetitive.

If we fail to adequately protect our proprietary technologies, third parties may be able to use our technologies, which could prevent us from competing in the market.

     Our success depends in part on our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. We have applied and will continue to apply for patents covering our technologies, processes and products as and when we deem appropriate. However, third parties may challenge these applications, or these applications may fail to result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged or invalidated or fail to provide us with any competitive advantage.

     We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect. We protect our proprietary information and processes, in part, with confidentiality agreements with employees, collaborators and consultants. However, third parties may breach these agreements, we may not have adequate remedies for any such breach or our trade secrets may still otherwise become known by our competitors. In addition, our competitors may independently develop substantially equivalent proprietary information.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize our technologies and products.

     Our commercial success depends in part on our ability to avoid infringing patents and proprietary rights of third parties and not breaching any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes, gene fragments, proteins, the analysis of gene expression and protein expression and the manufacture and use of DNA chips or microarrays, which are tiny glass or silicon wafers on which tens of thousands of DNA molecules can be arrayed on the surface for subsequent analysis. We intend to continue to apply for patent protection for methods relating to gene expression and protein expression and for the individual disease genes and proteins and drug discovery targets we

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discover. If patents covering technologies required by our operations are issued to others, we may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, or at all.

     Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that use of such technologies infringes these patents. Regardless of their merit, such claims could require us to incur substantial costs, including the diversion of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may need to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize our technologies and products and thus prevent us from achieving profitability.

We have limited experience in sales and marketing and thus may be unable to further commercialize our technologies and products.

     Our ability to achieve profitability depends on attracting collaborators and customers for our technologies and products. There are a limited number of pharmaceutical, biotechnology and agricultural companies and research institutes that are potential collaborators and customers for our technologies and products. To market our technologies and products, we must develop a sales and marketing group with the appropriate technical expertise. We may not successfully build such a sales force. If our sales and marketing efforts fail to be successful, our technologies and products may fail to gain market acceptance.

Our sales cycle is lengthy, and we may spend considerable resources on unsuccessful sales efforts or may not be able to enter into agreements on the schedule we anticipate.

     Our ability to obtain collaborators and customers for our technologies and products depends in significant part upon the perception that our technologies and products can help accelerate their drug discovery and genomics efforts. Our sales cycle is typically lengthy because we need to educate our potential collaborators and customers and sell the benefits of our products to a variety of constituencies within such companies. In addition, we may be required to negotiate agreements containing terms unique to each collaborator or customer. We may expend substantial funds and management effort without any assurance that we will successfully sell our technologies and products. Actual and proposed consolidations of pharmaceutical companies have negatively affected, and may in the future negatively affect, the timing and progress of our sales efforts.

The loss of key personnel or the inability to attract and retain additional personnel could impair the growth of our business.

     We are highly dependent on the principal members of our management and scientific staff. The loss of any of these persons’ services might adversely impact the achievement of our objectives and the continuation of existing customer, collaborative and license agreements. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. There is currently a shortage of skilled executives and employees with technical expertise, and this shortage is likely to continue. As a result, competition for skilled personnel is intense and turnover rates are high. Competition for experienced scientists from numerous companies, academic and other research institutions may limit our ability to attract and retain such personnel. We depend on our President and Chief Executive Officer, Kevin P. Corcoran, the loss of whose services could have a material adverse effect on our business. Although we have an employment agreement with Mr. Corcoran in place, currently we do not maintain “key person” insurance for him or any other key personnel.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

     Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

Ethical, legal and social issues may limit the public acceptance of, and demand for, our technologies and products.

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     Our collaborators and customers may seek to develop diagnostic products based on genes or proteins. The prospect of broadly available gene-based diagnostic tests raises ethical, legal and social issues regarding the appropriate use of gene-based diagnostic testing and the resulting confidential information. It is possible that discrimination by third-party payors, based on the results of such testing, could lead to the increase of premiums by such payors to prohibitive levels, outright cancellation of insurance or unwillingness to provide coverage to individuals showing unfavorable gene or protein expression profiles. Similarly, employers could discriminate against employees with gene or protein expression profiles indicative of the potential for high disease-related costs and lost employment time. Finally, government authorities could, for social or other purposes, limit or prohibit the use of such tests under certain circumstances. These ethical, legal and social concerns about genetic testing and target identification may delay or prevent market acceptance of our technologies and products.

     Although our technology does not depend on genetic engineering, genetic engineering plays a prominent role in our approach to product development. The subject of genetically modified food has received negative publicity, which has aroused public debate. Adverse publicity has resulted in greater regulation internationally and trade restrictions on imports of genetically altered agricultural products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes and prevent genetically engineered products from gaining public acceptance. The commercial success of our future products may depend, in part, on public acceptance of the use of genetically engineered products, including drugs and plant and animal products.

If we develop products with our collaborators, and if product liability lawsuits are successfully brought against us, we could face substantial liabilities that exceed our resources.

     We may be held liable, if any product we develop with our collaborators causes injury or is otherwise found unsuitable during product testing, manufacturing, marketing or sale. Although we have general liability and product liability insurance, this insurance may become prohibitively expensive or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect us against potential product liability claims could prevent or inhibit our ability to commercialize products developed with our collaborators.

Healthcare reform and restrictions on reimbursements may limit our returns on diagnostic or therapeutic products that we may develop with our collaborators.

     If we successfully validate targets for drug discovery, products that we develop with our collaborators based on those targets may include diagnostic or therapeutic products. The ability of our collaborators to commercialize such products may depend, in part, on the extent to which reimbursement for the cost of these products will be available from government health administration authorities, private health insurers and other organizations. In the U.S., third-party payors are increasingly challenging the price of medical products and services. The trend towards managed healthcare in the U.S., legislative healthcare reforms and the growth of organizations such as health maintenance organizations that may control or significantly influence the purchase of healthcare products and services, may result in lower prices for any products our collaborators may develop. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If adequate third-party coverage is not available in the future, our collaborators may fail to maintain price levels sufficient to realize an appropriate return on their investment in research and product development.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

     Our facilities are located near known earthquake fault zones and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Our stock price may be extremely volatile.

     We believe that the market price of our common stock will remain highly volatile and may fluctuate significantly due to a number of factors. The market prices for securities of many publicly-held, early-stage biotechnology companies have in the past been,

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and can in the future be expected to be, especially volatile. For example, during the two-year period from December 31, 2001 to December 31, 2003, the closing sales price of our common stock as quoted on the Nasdaq National Market fluctuated from a low of $1.61 to a high of $32.89 per share. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The following factors and events may have a significant and adverse impact on the market price of our common stock:

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	release of reports by securities analysts;

•	developments or disputes concerning patent or proprietary rights;

•	developments in our relationships with current or future collaborators, customers or licensees; and

•	general market conditions.

     Many of these factors are beyond our control. These factors may cause a decrease in the market price of our common stock, regardless of our operating performance.

Our securities have been transferred from the Nasdaq National Market to the Nasdaq SmallCap Market, which has subjected us to various statutory requirements and may have adversely affected the liquidity of our common stock, and a failure by us to meet the listing maintenance standards of the Nasdaq SmallCap Market could result in delisting from the Nasdaq SmallCap Market.

     Effective May 22, 2003, a Nasdaq Qualifications Panel terminated our Nasdaq National Market Listing and transferred our securities to the Nasdaq SmallCap Market. In order to maintain the listing of our securities on the Nasdaq SmallCap Market, we must be able to demonstrate compliance with all applicable listing maintenance requirements. In the event we are unable to do so, our securities will be delisted from the Nasdaq Stock Market.

     With our securities listed on the Nasdaq SmallCap Market, we face a variety of legal and other consequences that will likely negatively affect our business including, without limitation, the following:

•	we may have lost our exemption from the provisions of Section 2115 of the California Corporations Code, which imposes aspects of California corporate law on certain non-California corporations operating within California. As a result, (i) our stockholders may be entitled to cumulative voting and (ii) we may be subject to more stringent stockholder approval requirements and more stockholder-favorable dissenters’ rights in connection with certain strategic transactions;

•	the state securities law exemptions available to us are more limited, and, as a result, future issuances of our securities may require time-consuming and costly registration statements and qualifications;

•	due to the application of different securities law exemptions and provisions, we have been required to amend our stock option plan, suspend our stock purchase plan and must comply with time-consuming and costly administrative procedures;

•	the coverage of Lynx by securities analysts may decrease or cease entirely; and

•	we may lose current or potential investors.

     In addition, we are required to satisfy various listing maintenance standards for our common stock to be quoted on the Nasdaq SmallCap Market. If we fail to meet such standards, our common stock would likely be delisted from the Nasdaq SmallCap Market and trade on the over-the-counter bulletin board, commonly referred to as the “pink sheets.” This alternative is generally considered to be a less efficient market and would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which could materially harm our business.

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Anti-takeover provisions in our charter documents and under Delaware law may make it more difficult to acquire us or to effect a change in our management, even though an acquisition or management change may be beneficial to our stockholders.

     Under our certificate of incorporation, our board of directors has the authority, without further action by the holders of our common stock, to issue 2,000,000 additional shares of preferred stock from time to time in series and with preferences and rights as it may designate. These preferences and rights may be superior to those of the holders of our common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation or for the payment or accumulation of dividends before any distributions are made to the holders of common stock.

     Any authorization or issuance of preferred stock, while providing desirable flexibility in connection with financings, possible acquisitions and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock or making it more difficult to remove directors and effect a change in management. The preferred stock may have other rights, including economic rights senior to those of our common stock, and, as a result, an issuance of additional preferred stock could lower the market value of our common stock. Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our industry’s results, levels of activity, performance or achievement to be materially different from any future results, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” above and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to update forward-looking statements. The risks contained in this prospectus, among other things, should be considered in evaluating our prospects and future financial performance.

WHERE YOU CAN FIND MORE INFORMATION ABOUT LYNX AND THIS OFFERING

     You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date we filed the registration statement of which

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this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Current Report on Form 8-K filed on May 22, 2003;

2.	Our Current Report on Form 8-K filed on September 25, 2003;

3.	Our Current Report on Form 8-K filed on January 2, 2004;

4.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

5.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

6.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

7.	Our Annual Report on Form 10-K for the year ended December 31, 2002;

8.	Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2002; and

9.	The description of our common stock set forth in our registration statement on Form 10 (No. 0-22570), as amended, filed with the SEC pursuant to the Exchange Act on October 5, 1993.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Lynx Therapeutics, Inc., Attention: Investor Relations, 25861 Industrial Boulevard, Hayward, California 94545, telephone: (510) 670-9300; email: investor_information@lynxgen.com.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING STOCKHOLDERS

     We issued 800,000 shares of our common stock, and warrants to purchase up to 200,000 shares of our common stock, in a private placement transaction on December 31, 2003. We are registering the 1,000,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We agreed to register all of the above referenced shares of common stock for resale in connection with the terms and conditions of the December 31, 2003 private placement transaction. We have registered the shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from each selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

     The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders after this offering is completed. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the exercise of all the warrants for common stock. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

9.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of January 12, 2004, adjusted as required by rules promulgated by the SEC. The denominator of the formula used to determine the percentage of shares beneficially owned prior to the offering by each respective selling stockholder includes (a) 6,199,245 shares of our common stock outstanding as of January 12, 2004 (which includes the sale of the 800,000 shares to the selling stockholders in the December 31, 2003 private placement) and (b) the shares of common stock issuable upon exercise of the warrants for common stock held by such selling stockholder.

	Shares Beneficially Owned			Shares Beneficially
	Prior to Offering		Number of	Owned After Offering(1)
			Shares Being
Name	Number	Percent	Offered	Number	Percent

Cranshire Capital, L.P. (2)	400,000	6.5%	500,000	0	0%
Vertical Ventures, LLC (3)	298,800	4.7%	250,000	0	0%
Bonanza Master Fund Ltd. (4)	199,900	3.2%	187,500	0	0%
Smithfield Fiduciary, LLC (5)	62,500	1.0%	62,500	0	0%
Total Number of Shares Being Offered			1,000,000

(1)	Assumes the sale of all shares offered hereby and the sale of all of the shares offered pursuant to our Form S-3 Registration Statement filed with the SEC on October 9, 2003 (No. 333-109589).

(2)	The shares beneficially owned prior to offering include 400,000 shares of common stock and excludes 100,000 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement and 50,000 shares of common stock issuable upon exercise of a warrant that was purchased in a private placement transaction on September 24, 2003 because such warrants are subject to limitations that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 4.999% of our common stock, giving effect to such exercise. The number of shares being offered include 400,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement. Mitchell P. Kopin, the president of Downview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(3)	The shares beneficially owned prior to offering include (i) 200,000 shares of common stock; (ii) 50,000 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement; and (iii) 48,800 shares of common stock issuable upon exercise of a warrant that was purchased in a private placement transaction on September 24, 2003. The number of shares being offered include 200,000 shares of common stock and 50,000 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement. Joshua Silverman has sole voting control and investment discretion over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

(4)	The shares beneficially owned prior to offering include (i) 150,000 shares of common stock; (ii) 37,500 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement; and (iii) 12,400 shares of common stock issuable upon exercise of a warrant that was purchased in a private placement transaction on September 24, 2003. The number of shares being offered include 150,000 shares of common stock and 37,500 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement. Bernay Box, the president of Bernay Box & Co., the general partner of Bonanza Master Fund Ltd., has sole voting control and investment discretion over securities held by Bonanza Master Fund Ltd. Mr. Bernay disclaims beneficial ownership of the shares held by Bonanza Master Fund Ltd.

(5)	The shares beneficially owned prior to the offering include 50,000 shares of common stock and 12,500 shares of common stock issuable upon exercise of a warrant that was purchased in the December 31, 2003 private placement. All such shares are being offered hereunder. Smithfield Fiduciary, LLC is an affiliate of registered broker-dealers and has advised us that it purchased the shares of common stock and warrant exercisable to purchase shares of common stock in the ordinary course of business and, at the time of the purchase of the shares of common stock and warrant, had no agreements or understandings directly or indirectly with any person to distribute the shares of common stock, the warrant or the shares of common stock issuable upon exercise thereof.

10.

PLAN OF DISTRIBUTION

     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received

11.

by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California. James C. Kitch, a partner at Cooley Godward LLP, has served as a director of Lynx since 1993, and owns 2,568 shares of our common stock, a warrant to purchase 908 shares of our common stock and options to purchase 4,210 shares of our common stock.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, as set forth in their report (which contains an emphasis paragraph describing conditions that adversely affect the Company’s liquidity as described in Note 18 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

12.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

1,000,000 SHARES

LYNX THERAPEUTICS, INC.

COMMON STOCK

PROSPECTUS

February 9, 2004